FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).**

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*
Lithia Holding Company, LLC
(Last) (First) (Middle)
360 E. Jackson St.
(Street)
Medford, OR 97501
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
Lithia Motors, Inc. LAD

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year: September 20, 2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
______ Director
__X__ 10% Owner
______ Officer (give title below)
______ Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)
SEC 1474 (3-99)

FORM 4 (continued)

September 20, 2002

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Class B Common	**$0.000**	**03/01/2002**	**J (1)**			**121,488**	**N/A**	**N/A**	**Class A Common**	**121,488**			**D**	
Class B Common	**$0.000**	**09/18/2002**	**J (2)**			**156,000**	**N/A**	**N/A**	**Class A Common**	**156,000**		**3,762,231**	**D**	

Explanation of Responses: **This form reflects changes in the Class B Common stock also reported by Sidney B. DeBoer, the sole manager of Lithia Holding Company, LLC**

See attached statement

/s/ Cliff E. Spencer

** Signature of Reporting Person

Cliff E. Spencer, Attorney in fact for
Lithia Holding Company, LLC

09/20/2002

Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Form 4 -

Lithia Holding Company, LLC
360 E. Jackson St.
Medford, OR 97501

September 20, 2002

Explanation of responses:

(1) Lithia Holding Company, LLC, converted 121,488 shares of Class B Common Stock into Class A Common Stock and sold it in the public offering reducing its ownership of Class B Common.

(2) The DeBoer Family, LLC redeemed units in Lithia Holding Company, LLC for 156,000 shares of Class B Common, reducing the number of shares of Class B Common owned by Lithia Holding Company, LLC.